UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               OUTLOOK GROUP CORP.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   690113105
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 27, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690113105

1   NAME OF REPORTING PERSON: Ronnie Shemesh
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a)      [  ]
                                                         (b)      [  ]

3   SEC USE ONLY

4   SOURCE OF FUNDS:  Not applicable

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e):                                        [  ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

NUMBER OF       7     SOLE VOTING POWER: 457,815 shares of Common Stock
SHARES
BENEFICIALLY    8     SHARED VOTING POWER:  0 shares of Common Stock
OWNED BY
EACH            9     SOLE DISPOSITIVE POWER: 457,815 shares of Common Stock
REPORTING
PERSON WITH     10    SHARED DISPOSITIVE POWER: 0 shares of Common Stock

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON: 457,815 shares of Common Stock

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                [  ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.8%

14  TYPE OF REPORTING PERSON: IN



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



This Amendment No. 5 to the Statement on Schedule 13D dated April 28, 2000 is being filed to report the purchase by Mr. Ronnie Shemesh ("Mr. Shemesh") of an aggregate of 56,400 shares of common stock, $0.01 par value (the "Common Stock"), of Outlook Group Corp., a Wisconsin corporation, (the "Issuer") in a series of open market transactions and in a private transaction.


Item 3.    Source and Amount of Funds or Other Consideration

     ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     Since October 11, 2000, the filing date of the Amendment No. 4 to the Statement on Schedule 13D, Mr. Shemesh has engaged in the following transactions involving the Common Stock:

          1. On October 11, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 1,000 shares of Common Stock at a price of $5.625 per share;

          2. On October 12, 2000, Mr. Shemesh purchased, in the open market with his personal funds, an aggregate of 2,000 shares of Common Stock at a price of $5.625 per share;

          3. On October 13, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 2,000 shares of Common Stock at a price of $5.6875 per share;

          4. On October 13, 2000, Mr. Shemesh purchased from Mr. Joel Klein, in a private transaction with his personal funds, 2,000, shares of Common Stock at a price of $5.50 per share;

          5. On October 17, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 6,000 shares of Common Stock at a price of $5.729 per share;

          6. On October 18, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 1,500 shares of Common Stock at a price of $5.75 per share;

          7. On October 19, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 3,800 shares of Common Stock at a price of $5.875 per share;

          8. On October 20, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 10,000 shares of Common Stock at a price of $5.956 per share;

          9. On October 26, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 6,900 shares of Common Stock at a price of $6.045 per share;



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





          10. On October 27, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 6,000 shares of Common Stock at a price of $6.072 per share;

          11. On October 30, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 8,000 shares of Common Stock at a price of $6.118 per share;

          12. On November 3, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 500 shares of Common Stock at a price of $6.00 per share; and

          13. On November 9, 2000, Mr. Shemesh purchased, in the open market with his personal funds, 6,700 shares of Common Stock at a price of $5.7481 per share.

Item 4.  Purpose of Transaction

     ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     The 56,400 shares of Common Stock purchased by Mr. Shemesh during the period October 11, 2000 through November 9, 2000 were purchased for investment purposes.

     Mr. Shemesh currently does not have any plan or proposal which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;




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




          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.


Item 5.    Interest in Securities of the Issuer

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) and (b) Mr. Shemesh is the direct beneficial owner of 457,815 shares of Common Stock, or approximately 11.8% of the 3,880,569 shares of Common Stock, which the Issuer has reported were outstanding on September 29, 2000 in its Form 10-Q for the quarter ended September 2, 2000 filed with the Securities and Exchange Commission on October 6, 2000. Mr. Shemesh has the sole voting and dispositive power with respect to all such shares.

     (c) The following table sets forth all the transactions in the shares of Common Stock of the Issuer effected by Mr. Shemesh since October 11, 2000, the date of the filing of Amendment No. 4 to the Statement. Except as indicated below, all such transactions were open market purchases effected on the Nasdaq National Market.



                                                    Number of
                                                    shares of           Price
         Date of Purchase                          Common Stock       Per Share*
         ----------------                          ------------       ----------

         October 11, 2000                              1,000             $5.625
         October 12, 2000                              2,000             $5.625
         October 13, 2000                              2,000             $5.6875
         October 13, 2000**                            2,000             $5.50
         October 17, 2000                              6,000             $5.729
         October 18, 2000                              1,500             $5.75
         October 19, 2000                              3,800             $5.875




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


         October 20, 2000                             10,000             $5.956
         October 26, 2000                              6,900             $6.045
         October 27, 2000                              6,000             $6.072
         October 30, 2000                              8,000             $6.118
         November 3, 2000                                500             $6.00
         November 9, 2000                              6,700             $5.7481
         ------------

          *    Does not include broker's commissions.

          ** Mr. Shemesh purchased the 2,000 shares of Common Stock from Mr. Joel Klein in a private transaction.

     Except for such transactions, Mr. Shemesh has not effected any transactions in the shares of Common Stock since October 11, 2000, the date of filing Amendment No. 4 to the Statement.

     (d) No person other than Mr. Shemesh has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.

Item 7.    Material to be filed as Exhibits

         None.




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


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.


Date:   November 13, 2000




                                              /s/Ronnie Shemesh
                                        ----------------------------------------
                                              Ronnie Shemesh


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